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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Two Rivers Trading Group, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street – Suite 8B
　　　　　　　　　　(No. and Street)

New York　　　　　　　**NY**　　　　　　　**10005**
　(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum　　　　　　　　　　　　　**(212) 897-1694**
　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
　　　　　　　(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

TWO RIVERS TRADING GROUP, LLC
(A Wholly Owned Subsidiary of Two Rivers Entities LLC)
S.E.C. #8-68907

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * *

TWO RIVERS TRADING GROUP, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   (a) Facing Page.

[x]   (b) Statement of Financial Condition.

[ ]   (c) Statement of Operations.

[ ]   (d) Statement of Changes in Stockholder's Equity.

[ ]   (e) Statement of Cash Flows.

[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Notes to Financial Statements.

[ ]   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).

[ ]   (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   (l) An Affirmation.

[ ]   (m) A Report Describing the Broker-Dealer's Compliance with the Exemptive Provisions of subparagraph k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Constantinos Youssis, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Two Rivers Trading Group, LLC as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Partner
Title

Notary Public

PETROS STELLATOS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No.01ST6277585
Qualified in Queens County 21
Commission Expires March 11, 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Two Rivers Trading Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Two Rivers Trading Group, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

New York, NY
February 27, 2019



Two Rivers Trading Group, LLC
(A Wholly Owned Subsidiary of Two Rivers Entities LLC)

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	65,156
Due from clearing brokers		1,153,308
Marketable securities		103,462,923
Fixed assets - net of accumulated depreciation of $170,907		54,111
Other assets		65,078
Total assets	**$**	**104,800,576**

Liabilities and Member's Equity

Liabilities:

Securities sold, not yet purchased	66,129,487
Due to clearing broker	29,377,719
Accrued expenses and other liabilities	325,578
Total liabilities	**95,832,784**

Commitments and Contingencies

Member's equity:

Total member's equity		8,967,792
Total liabilities and member's equity	$	104,800,576

1. **Organization**

   Two Rivers Trading Group, LLC (the "Company"), a wholly owned subsidiary of Two Rivers Entities LLC (the "Parent"), is a proprietary trading firm and market maker. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member New York Stock Exchange ("NYSE") Arca (previously known as the "ArcaEx" or "Archipelago Exchange") as a proprietary trader. Additionally, the Company trades cypto currencies on behalf of counterparties and itself.

   The Company is an "LLC" registered in the state of New York.

   The Company operates under the exemptive provisions of SEC Rule 15c3-3, specifically (k)(2)(ii) and as such clears all trades through unrelated third-party clearing brokers.

2. **Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates
   In preparing the financial statements, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

   Fixed Assets
   Fixed assets represent equipment and are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the assets estimated useful lives of 3 – 5 years.

   Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal and state income taxes.

   At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2015.

2. **Significant Accounting Policies (continued)**

Cash and Cash Equivalents
For the purpose of the statement of cash flows the Company considers demand deposited money market funds with original maturities of 90 days or less to be cash and cash equivalents.

3. **Fair Value Measurements**

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accept accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1—Quoted prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment and considers factors specific to the investment.

The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

3.   **Fair Value Measurements (continued)**

At December 31, 2018, the Company's investments are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted prices in active markets at the measurement date. The Virtual Currency investment was transferred out from Level 3 in to Level 2 at the beginning of the year due to changes in levels of market observability when subject to various criteria as discussed above.

	Level 1	Level 2	Level 3	Total
Securities Long				
Equities	$ 90,781,316	$ -	$ -	$ 90,781,316
Bonds	-	558,500	-	558,500
Options	12,123,107	-	–	12,123,107
Futures	-	-	–	-
Total Securities Long	$ 102,904,423	$ 558,500	$ -	$ 103,462,923
Securities Short				
Equities	$ 54,819,347	$ -	$ -	$ 54,819,347
Bonds	-	172,000	–	172,000
Options	11,138,140	-	–	11,138,140
Total Securities Short	$ 65,957,487	$ 172,000	$ -	$ 66,129,487

4.   **Concentration of Credit Risk**

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

The Company maintains substantially all of its cash balances at two major financial institutions. The Company does not believe that these amounts are exposed to significant risk.

5. **Due to/from Clearing Brokers**

In the normal course of business, substantially all of the Company's securities transactions, money balances held, and securities positions held are with Merrill Lynch Professional Clearing Corp., Wedbush Securities Inc., and Merrill Lynch Pierce Fenner & Smith Inc. pursuant to clearing agreements. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill its contractual obligations on its behalf. Amounts due from clearing brokers may be restricted to the extent that they serve as deposits for securities sold short. Amounts due to clearing broker represent margin borrowings that are collateralized by certain marketable securities.

6. **Securities Sold Short and Off-Balance Sheet Risk**

The Company is engaged in selling securities short, which obligates the Company to replace a borrowed security with the same security at current market value. The Company incurs a loss if the price of the security increases between the date of the short sale and the date on which the Company replaces the borrowed security. The Company realizes a gain if the price of the security declines between those dates. Gains are limited to the price at which the Company sold the security short, while losses are potentially unlimited in size. Subsequent market fluctuations may require purchasing securities sold short at prices which may differ from the market value reflected in the statement of financial condition.

The Company trades crypto currencies for itself and counterparties. Crypto currencies are speculative and highly volatile. At year end December 31 , 2018, the Company did not have an interest in any crypto currency.

The clearing and depository operations for the Company's transactions are performed by three major financial institutions.

7. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, shall not be less than $250,000. At December 31, 2018, the Company had net capital of $8,627,231 which was $8,377,231 in excess of its required minimum net capital of $250,000.

8. **Related Party Transactions**

The Company has an agreement to lease office space from an affiliated company through common ownership.

During 2018, the Company borrowed, from an affiliate under common ownership, cryptocurrencies consisting of Bitcoin and Ethereum, with an aggregate value of approximately 1,882,000. However, the loan was repaid in full, prior to December 31, 2018, with cash of $34,000 and the

8. **Related Party Transactions (continued)**

remainder in cryptocurrencies. Additionally, the same affiliate made a demand loan, without interest in the amount of $1,500,000 that was repaid prior to December 31, 2018.

The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

9. **Fixed Assets**

Fixed assets consisted of the following at December 31, 2018:

Furniture & Equipment	$	225,018
Less: accumulated depreciation		(170,907)
	$	54,111

10. **Commitments and Contingencies**

The Company leases two CME International Monetary Market seats. Each lease is for $1,000 per month. The leases terminate on May 31, 2019.

The Company leases office space under an operating lease expiring on June 25, 2025. For the year ended December 31, 2018, rent expense was $188,000 and is included in occupancy on the statement of operations. Rent is recorded on a straight-line basis over the life of the lease term.

Year Ending December 31,	Total Commitments
2019	192,000
2020	192,000
2021	192,000
2022	192,000
2023	192,000
Thereafter	288,000
	1,248,000

11.   **Indemnifications**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

12.   **New Accounting Pronouncement**

In February 2016, ASU 2016-02, Leases, was issued. This guidance will require companies who are lessees in a qualified lease to recognize, as assets and liabilities in their statement of financial position, the rights and obligations created by the leases. This guidance will be effective for the Company beginning January 1, 2019. The effect of grossing up the assets and liabilities as of January 1, 2019 will be approximately $1,047,000 respectively.

13.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require additional disclosure in the Company's financial statements.